UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment __ )*

F&G Annuities & Life, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
30190A104
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Fidelity National Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 106,442,551 (See Item 4)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 (See Item 4)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 106,442,551 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,442,551 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 84.2% (See Item 4)
12	TYPE OF REPORTING PERSON CO; HC

Item 1(a).    Name of Issuer:
F&G Annuities & Life, Inc, (the "Issuer")
Item 1(b).    Address of Issuer's Principal Executive Offices:
801 Grand Ave., Suite 2600
Des Moines, Iowa 50309

Item 2(a).    Name of Person Filing:
Fidelity National Financial, Inc. ("FNF")
Item 2(b).    Address of Principal Business Office or, if None, Residence:
601 Riverside Ave
Jacksonville, Florida 32204

Item 2(c).    Citizenship:
FNF is a Delaware corporation
Item 2(d).    Title of Class of Securities:
Common Stock, $0.001 par value per share, of the Issuer
Item 2(e).    CUSIP Number:
30190A104
Item 3.        If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
a.☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
b.☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
c.☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
d.☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
e.☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
f.☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
g.☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
h.☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
i.☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
j.☐ Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
k.☐ Group in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________
Item 4.        Ownership
(a) - (c) The responses of the Reporting Person to Rows 5, 6, 7, 8, 9 and 11 of the cover page, which relate to the beneficial ownership of the Common Stock of the Issuer, as of December 31, 2022, are incorporated herein by reference. As of December 31, 2022, FNF directly and indirectly beneficially owned an aggregate of 106,442,551 shares of Common Stock, representing approximately 84.2% of the shares of Common Stock outstanding (based on 126,409,904 shares of Common Stock outstanding as of December 31, 2022, as disclosed by the Issuer to the Reporting Person).

Item 5.        Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Shares of Common Stock indirectly beneficially owned by FNF are held directly by the following subsidiaries of FNF: Chicago Title Insurance Company, Fidelity National Title Insurance Company, and Commonwealth Land Title Insurance Company.

Item 8.        Identification and Classification of Members of the Group.
Not Applicable.
Item 9.        Notice of Dissolution of Group.
Not Applicable.
Item 10.        Certification.
Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 10, 2023	FIDELITY NATIONAL FINANCIAL, INC.
		By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

5